INTENTIONAL OFFERINGS, INC.

Unaudited Financial Statements For The Years Ended December 31, 2015 and 2014

November 4, 2016



Unaudited Financials

Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Intentional Offerings, Inc.
Canon City, CO

I have reviewed the accompanying balance sheet of Intentional Offerings, Inc. as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 4, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

INTENTIONAL OFFERINGS, INC.
BALANCE SHEET
DECEMBER 31, 2015 AND 2014
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ASSETS

		2015		2014
CURRENT ASSETS				
Cash	$	124,025	$	175,503
Accounts Receivable		15,052		900
Inventory		110,846		9,625
Deferred Tax Asset		-		2,743
TOTAL CURRENT ASSETS		249,924		188,771
NON-CURRENT ASSETS				
Property, Plant & Equipment, Net		14,875		17,849
TOTAL NON-CURRENT ASSETS		14,875		17,849
TOTAL ASSETS	$	264,799	$	206,620

LIABILITIES AND SHAREHOLDERS' EQUITY

		2015		2014
CURRENT LIABILITIES				
Accounts Payable	$	120,162	$	207,484
Other Current Liabilities		4,350		20,603
TOTAL CURRENT LIABILITIES		124,512		228,086
NON-CURRENT LIABILITIES				
Due to Shareholder		17,724		17,724
TOTAL LIABILITIES		142,236		245,811
SHAREHOLDERS' EQUITY				
Common Stock (51,000 shares authorized and outstanding, no par value)		140,392		-
Retained Earnings (Deficit)		(17,829)		(39,191)
TOTAL SHAREHOLDERS' EQUITY		122,563		(39,191)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	264,799	$	206,620

INTENTIONAL OFFERINGS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
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	2015	2014
Operating Income		
Sales, Net	$ 2,451,589	$ 3,336,843
Cost of Goods Sold	797,959	1,531,955
Gross Profit	1,653,630	1,804,888
Operating Expense		
Advertising	904,452	1,181,870
Salaries & Benefits	422,972	276,151
General & Administrative	111,445	188,536
Computer & Internet	53,663	26,341
Rent & Utilities	52,836	26,817
Product Design	38,041	54,896
Professional Services	13,865	15,721
Insurance	12,103	3,371
Meals and Entertainment	7,194	10,087
Travel	36,181	17,232
Depreciation	2,974	2,868
	1,655,726	1,803,892
Net Income from Operations	(2,096)	995
Other Income (Expense)		
Purchase Discounts	15,257	-
Interest Expense	(976)	-
Net Income Before Provision for Income Tax	12,185	995
Provision for Income Taxes	(4,829)	(394)
Net Income	$ 7,356	$ 601

INTENTIONAL OFFERINGS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

_____

	2015	2014
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 12,185	$ 995
Change in Accounts Receivable	(14,152)	(900)
Change in Inventory	(101,221)	(9,625)
Change in Accounts Payable	(87,321)	207,484
Change in Other Current Liabilities	(16,253)	20,603
Net Cash Flows From Operating Activities	(206,763)	218,557
Cash Flows From Investing Activities		
Purchase of Assets	(14,876)	(21,329)
Depreciation	2,974	2,868
Net Cash Flows From Investing Activities	(11,902)	(18,461)
Cash Flows From Financing Activities		
Change in Amounts Due To Shareholder	-	17,724
Non-Cash Adjustments	167,187	(42,319)
Net Cash Flows From Investing Activities	167,187	(24,595)
Cash at Beginning of Period	175,503	-
Net Increase (Decrease) In Cash	(51,478)	175,503
Cash at End of Period	$ 124,025	$ 175,503

INTENTIONAL OFFERINGS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015 AND 2014

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ORGANIZATION AND NATURE OF ACTIVITIES

Intentional Offerings, Inc. ("the Company") is in the business of sourcing and manufacturing products aimed at active women and selling at wholesale and retail.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2016 for the purpose of raising additional operating capital. The Company's ability to achieve management's objectives or to continue as a going concern for the indefinite future may be dependent on the success of the offering or other efforts undertaken by management to raise capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of the Company's items of equipment are the only significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory is carried at historical cost and includes finished goods that are ready to ship. The Company's management believes that losses due to obsolescence are likely to be rare, thus no amount has been recorded in the statements to account for impairment of inventory on hand.

Accounts Receivables

The Company permits sales on account to be made to retail partners that management believes have a low likelihood of non-payment. Management's experience in this area supports the Company's assertion that losses on account are rare, thus no allowance has been recorded in the statements for losses on account.

Equipment

The Company capitalizes equipment with an original value of $1,000 or greater. The Company's fixed assets consist primarily of production and office equipment used by the Company in its day to day operations.

INTENTIONAL OFFERINGS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

_____

Depreciation expense is calculated on a straight-line basis in accordance with the estimated useful asset lives specified in the Internal Revenue Service Modified Adjusted Cost Recovery System (MACRS). For 2015, the Company recorded depreciation expense in the amount of $2,974. For 2014, the Company recorded depreciation expense in the amount of $2,868.

Due to Shareholder

The Company recorded a liability for funds advanced to the Company by shareholders and for expenses incurred by shareholders on behalf of the Company for which they have not been reimbursed. Amounts due to shareholders are non-interest bearing and payable at a time in the future to be determined by management.

Sales

The Company derives revenue from the sale of apparel online, and through wholesale and retail partners.

Cost of Goods Sold

Cost of Goods Sold includes items related to manufacture of the Company's products held for sale, shipping expense from the Company's facilities to customers, and merchant services fees deducted from payment settlements.

Salaries & Benefits

Salaries & Benefits include costs of officer and employee wages, payroll taxes, employee benefits (other than insurance), and temporary workers.

Income Taxes

The Company's federal tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2019. The Company's federal tax filing for fiscal year 2014 will fall within the statutory period of review by the IRS until 2018.

The Company is subject to income tax in the State of Colorado. The Company's 2015 tax filing for the State of Colorado will be subject to inspection by that State until expiration of the statutory period of limitations in 2020. The Company's 2014 tax filing for the State of Colorado will be subject to inspection by that State until expiration of the statutory period of limitations in 2019.

The allowance for taxes in 2014 and 2015 consists of the following:

2015
Federal Income Tax at 35.00% Rate	$4,265
State Income Tax at 4.63% Rate	564
TOTAL	$4,829

INTENTIONAL OFFERINGS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

_____

2014

Federal Income Tax at 35.00% Rate	$ 348
State Income Tax at 4.63% Rate	46
TOTAL	$ 394

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments, except accrued payroll and sales taxes that were paid subsequent to period's end.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 4, 2016, the date that the financial statements were available to be issued.